Exhibit 16.1

July 22, 2013

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated July 22, 2013 of Bella Vista Capital, Inc. (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audit for the years ended September 30, 2011 and 2010, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of RBSM LLP was approved by the Audit Committee, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

PMB Helin Donovan, LLP
Austin, Texas